May 20, 2016

VIA EDGAR

H. Roger Schwall
Division of Corporation Finance U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Black Ridge Oil & Gas, Inc. Revised Preliminary Information Statement on Schedule 14C Filed on May 18, 2016 Commission File Number 000-53952

Dear Mr. Schwall:

We are filing this letter on behalf of Black Ridge Oil & Gas, Inc. (the “Company”) in connection with the filing of the Company’s Revised Preliminary Information Statement on Schedule 14C (the “Information Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) on May 18, 2016. Attached hereto are pages of the Information Statement that were submitted via facsimile to the Commission on May 13, 2016 as part of the correspondence that was previously uploaded to EDGAR.

If you should have any further questions, please do not hesitate to contact me directly at (612) 335-7119.

Respectfully submitted,

Stinson Leonard Street LLP

/s/ Jill R. Radloff

Jill R. Radloff

Enclosures

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